

March 4, 2014

Via E-mail
Ron Miller
President & Chief Executive Officer
Silverton Adventures, Inc.
6283-B south Valley View Boulevard
Las Vegas, Nevada 89118

Re: Silverton Adventures, Inc.
Form 10-Q for Quarter Ended September 30, 2013
Filed on November 22, 2013
Form 10-Q for Quarter Ended December 31, 2013
Filed on February 19, 2014
File No. 001-54097

Dear Mr. Miller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing for comment numbers 1-5. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Quarter Ended September 30, 2013

Exhibit 31.1 and Exhibit 31.2

1.   We note that your 302 Certifications are missing a portion of the introduction language in paragraph 4 and bullet point 4(b). Please amend this filing to provide the 302 certifications exactly as required by Item 601 B (31) of Regulation S-K.

Exhibit 32.1

2.   We note your certificate currently refers to a nine month period ended September 30, 2013. Please amend this certificate to properly refer to the quarter ended September 30, 2013.

Form 10-Q for Quarter Ended December 31, 2013

Item 4. Controls and Procedures, page 23

3.   Please amend your filing to remove the second set of conclusions regarding the effectiveness of disclosure controls and procedures because you cannot have two different conclusions nor can you conclude separately on each portions of the definition of disclosure controls and procedures.

Exhibit 31.1 and Exhibit 31.2

4.   We note that your 302 Certifications are missing a portion of the introduction language in paragraph 4 and bullet point 4(b). Please amend this filing to provide the 302 certifications exactly as required by Item 601 B (31) of Regulation S-K.

Exhibit 32.1

5.   We note your certificate currently refers to a nine month period ended December 31, 2013. Please amend this certificate to properly refer to the quarter ended December 31, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.
.

Sincerely,

/s/ David R. Humphrey, for

Lyn Shenk
Branch Chief